Exhibit 99.1

#2404 – 1500 Howe Street
Vancouver, BC
Canada
V6Z 2N1

Mobile: 604-765-3337
Home: 604-688-4722
Fax: 604-688-4725
fajacobs@telus.net
January 20, 2008

Velocity Oil & Gas, Inc.
595 Howe Street, Suite 323
Vancouver BC
V6C 2T5

Attention: Board of Directors

Dear Sir(s),

Re: Working Capital requirements

As an assurance to investors and the company, I personally guarantee that I will provide the company with sufficient working capital to meet the expenses and fees associated with the filing of, amendments to and revisions of the company’s Registration Statement on Form SB-2, working capital that the company will require until the company’s Registration Statement is declared effective and any costs and fees associated with the company achieving a public listing on the OTC-BB exchange.

These funds will be provided as loans or equity by me if alternate investors cannot be secured.

Sincerely Yours,

/s/ Frank A. Jacobs
Frank A. Jacobs